Exhibit 99.1

PRESS RELEASE

18 January 2024

KAZIA CONTINUES BOARD RENEWAL WITH TWO

NEW APPOINTMENTS

18 January 2024 – Kazia Therapeutics Limited (NASDAQ: KZIA), an oncology-focused drug development company, is pleased to announce the appointment of pharma industry executive, Mr. Robert Apple to Kazia’s Board of the Directors (the “Board”) as a Non-Executive Director.

Mr. Apple brings more than 25 years of senior leadership experience in the pharma industry to Kazia, including 16 years with Antares Pharma, Inc. (“Antares”) as Senior Vice President, Chief Financial Officer and Corporate Secretary, and went on to serve as President and Chief Executive Officer from 2016 until its acquisition by Halozyme Therapeutics in 2022. Mr. Apple also served on the Board of Directors at Antares from 2016 until May 2022. He previously served on the Boards of Directors of InKine Pharmaceutical, PaxMedica Inc., and Kerathin Inc.

Prior to joining Antares, Mr. Apple served as Chief Operating and Financial Officer at InKine Pharmaceutical. He also held prior roles at Genaera Corporation, Liberty Technologies, and Arthur Andersen & Company. He holds a B.A. degree in accounting from Temple University, Philadelphia.

In a further renewal of the Board, Non-Executive Director Mr. Bryce Carmine has been appointed Chairman. Mr. Carmine joined the Kazia Board as a Director in 2015, following a long and distinguished career at Eli Lilly & Co. (“Lilly”) where he served as Executive Vice President, and also as President for Lilly Bio-Medicines. Prior to this, he led the Global Pharmaceutical Sales and Marketing division and was a member of the Lilly’s Executive Committee. Mr. Carmine previously held a series of product development portfolio leadership roles at Lilly culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Lilly.

Commenting on the Board appointments, Kazia’s CEO Dr. John Friend said: “We are delighted that Bryce has accepted the role of Chairman and that Bob has agreed to join the Board. With deep biopharmaceutical leadership experience across finance, business development, and commercial operations, Bob’s expertise and business acumen will be extremely valuable. His experience, combined with that of the other directors will ensure further oversight and stewardship of the Kazia business, as the Company is poised to enter its next phase of growth.”

Media Enquiries

Cherie Hartley

IR Department

Tel: +61 418 737 020

Email: Cherie.hartley@irdepartment.com.au

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat multiple forms of brain cancer. Licensed from Genentech in late 2016, paxalisib is or has been the subject of ten clinical trials in this disease. A completed Phase II study in glioblastoma reported promising signals of clinical activity in 2021, and a pivotal study, GBM AGILE, is completed, with final data expected in first half of CY2024. Other clinical trials are ongoing in brain metastases, DMGs, and primary CNS lymphoma, with several of these having reported encouraging interim data.

Paxalisib was granted Orphan Drug Designation for glioblastoma by the US Food and Drug Administration (US FDA) in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020, and for atypical teratoid / rhabdoid tumors in June 2022 and July 2022, respectively.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumor types and has provided evidence of synergy with immuno-oncology agents. A Phase I study in advanced solid tumors commenced recruitment in November 2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

Forward-Looking Statements

This announcement may contain forward-looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” or other similar words. Any statement describing Kazia’s future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward-looking statements, including, but not limited to, statements regarding: the Company’s corporate governance strategy, management team, and the timing or results of any clinical trials. Such statements are based on Kazia’s current expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, including the risk that preliminary or interim data may not reflect final results, related to regulatory approvals, and related to the impact of global economic conditions. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on form 20-F with the United States Securities and

Exchange Commission (“SEC”), and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this announcement.